Exhibit 4.38
ORIGINAL

Issued Dec. 16, 1965
Amended Jul. 13, 1971
Amended Mar. 16, 1977
Amended Sep. 9, 1993
Amended Nov. 2, 1999
The Documentary Committee of The Japan Shipping Exchange, Inc.
MEMORANDUM OF AGREEMENT

Place and Date of Agreement 10th March 2008	Code Name: NIPPONSALE 1999	(Part I)
1. Sellers (Preamble) MELODIA MARITIME PTE LTD of Singapore	2. Buyers (Preamble) ADVENTURE TEN S.A. of Marshall Islands FREESEAS INC. of Marshall Islands shall guarantee Buyers’ performance under MOA
3. Vessel’s name (Preamble) M.V. “SNOW FALCON”	4. Flag/Registry (Preamble, Cl.3(a)(ii)) Singapore
5. Class (Preamble, Cl. 6 (b))	6. Built (year and builder’s name) (Preamble) In 2003 at Mitsui Engineering and Shipbuilding Co., Ltd., Japan
7. Gross register tonnage (Preamble) 27,986	8. Summer deadweight tonnage (Preamble) 50,296
9. Place/Date of superficial inspection (Preamble, Cl.5(a), Cl. 10) at Hualien, Taiwan on 16th February 2008	10. Place/Date of class records examination (Preamble) 25th February, 2008
11. Purchase Price (Cl.1) US$65,200,000.-(United States Dollars Sixty Five Million Two Hundred Thousand only), hereinafter called the (“Purchase Price”) in cash.
12. Place of closing (Cl.3(c)) Sellers Bank in Japan
13. Delivery range (Cl.4(a), Cl.6(e)(i),(f))
within 1) Japan/Aden including Persian Gulf, Malaysia, Indonesia, Philippines, Taiwan, China, 2) Boston/Puerto Madryn range (excluding Cuba, including full Caribs), 3) Vancouver/Panama (Balboa) range, 4) Skaw/Istanbul range, 5) Gibraltar-Douala range including Lagos at the Sellers’ option but in the convenient port for crew changes and delivery of the Vessel
14. Delivery period (Cl.4 (a)) and Cancelling Date (Cl. 4 (a). (d), (e))
not before 1st June 2008, and but not later than 31st July 2008 at the Sellers’ option, on a business day and during business hours, with 31st July 2008 as cancelling date at the Buyers’ option

15. Places (Cl.2(a) Cl. 4 (c)) Japan and U.S.A.
16. Liquidated damages, per day (Cl. 7 (c)) US$40,000.	The additional clauses, if any, numbered from 16 to [ 21 ] shall be deemed to be fully incorporated into this Agreement.

It is mutually agreed that this Agreement shall be performed in accordance with the terms and conditions contained herein.

Signature (Sellers)	Signature (Buyers)

/s/ Keizo Choi	/s/ Ion Varouxakis
By: Keizo Choi	By: Ion Varouxakis

Title: Director	Title: Director
Attorney-In-Fact
Copyright, published and sold by The Japan Shipping Exchange, Inc.

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IT IS THIS DAY MUTUALLY AGREED between the Sellers referred to in Box 1 (“the Sellers”) and the Buyers referred to in Box 2 (“the Buyers”) that the Sellers shall sell and the Buyers shall buy the Vessel named in Box 3 with particulars as referred to in Box 4 — 8 (“the Vessel”), which has been accepted by the Buyers following their superficial inspection of the Vessel and examination of her class records as referred to in Boxes 9 and 10 respectively on the following terms and conditions.
1.	PURCHASE PRICE

The purchase price of the Vessel (“the Purchase Price”) shall be as stated in Box 11.
2.	Payment (See Clause 16 hereof)
~~(a)~~	~~As security for the fulfillment of this Agreement, the Buyers shall remit a deposit of ten (10) per cent of the Purchase Price (“the Deposit”) to a bank nominated by the Sellers within three (3) banking days (being days on which banks are open for the transaction of business in the place stated in Box 15 (“Banking Days”)), from the date of this Agreement, in the names of both the Sellers and the Buyers. Any interest earned on the Deposit shall b credited to the Buyers. Bank charges on the Deposit shall be borne equally by the Sellers and the Buyers. The Deposit shall be paid to the Sellers as a part of the Purchase Price in the same manner as the balance of the ninety (90) per cent of the Purchase Price as provided for hereunder.~~

~~(b)~~	~~The Buyers shall remit the balance of the Purchase Price by telegraphic transfer to the said bank immediately after the Notice of Readiness for Delivery is tendered by the Sellers as per clause 7 of this Agreement. The balance shall be paid to the Sellers together with the Deposit against the Protocol of Delivery and Acceptance being duly signed by a representative of each party at the time of delivery of the Vessel.~~
3.	DOCUMENTATION
~~(a)~~	At the time of delivery/closing ~~of the Vessel~~, the Sellers shall provide the Buyers with delivery documents which details to be discussed by both parties taking Buyers reasonable requirement for the purpose of registration of the Vessel under the Buyers’ intended flag into consideration and the list of delivery documents shall be mutually agreed later and to be incorporated in to this MOA as an addendum. ~~the following documents:~~
~~(i)~~	~~the Bill of Sale, duly notarized by a Notary Public, specifying that the Vessel is free from all debts, encumbrances, mortgages and maritime liens; and~~

~~(ii)~~	~~a letter from the Seller undertaking to supply a Deletion Certificate from the Registry stated in Box 4 as soon practicable after the Vessel’s delivery; and~~

~~(iii)~~	~~such other documents as may be mutually agreed~~
~~(b)~~	~~Upon delivery the Buyers and the Sellers shall execute and exchange a Protocol of Delivery and Acceptance, thereby confirming the date and time of delivery of the Vessel.~~

(c)	Closing and exchange of original delivery documents shall take place at the place stated in Box 12.
4.	DELIVERY PLACE AND TIME
(a)	The Sellers shall deliver the Vessel to the Buyers charter free, cargo free, stowaways free, safely afloat at a safe berth or a safely accessible anchorage in a safe port or at drydock ~~ensure that the Vessel is ready for delivery~~ within the Delivery Range stated in Box 13 not before and not later than the dates stated in Box 14, the latter date being the Cancelling Date.

(b)	The Sellers shall keep the Buyers informed of the Vessel’s itinerary and give the Buyers thirty (30), fifteen (15), seven (7) and three (3) days approximate notice of the probable port and expected date ~~and place~~ of the Vessel’s readiness for delivery.

(c)	In the event that the Vessel is not ready for delivery on or before the Cancelling Date, the Buyers shall have the option of cancelling this Agreement, provided such option shall be exercised in writing within two (2) Working Days (which shall be the days not falling on Saturdays, Sundays, or Public holidays in the place stated in Box 15) from the Cancelling Date. However, if the failure to deliver the Vessel is caused by any event over which the Sellers have no control, then the Cancelling Date shall be extended by the corresponding time lost due to such event but in no case

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shall such extension be for a period of more than thirty (30) days.

(d)	In the event the Buyers do not elect to exercise the option to cancel this Agreement in accordance with sub-clause (c) above, they shall have the right to designate a new date for delivery of the Vessel, provided such right is exercised in writing within two (2) Working Days from the Cancelling Date, and such designated date shall be the new Cancelling Date as if stated in Box 14. However if no new Cancelling Date is designated by the Buyers in accordance with this sub-clause there shall be no further Cancelling Date and the Sellers shall deliver the Vessel as soon as practicable.

(e)	Notwithstanding the exercise of due diligence by them, it the Sellers anticipate that the Vessel will not be ready for delivery by the Cancelling Date, (whether it be the first agreed Cancelling Date or any subsequent Cancelling Date as provided for in sub-clause (d) above), then the Sellers may notify the Buyers in writing stating the date when they anticipate that the Vessel will be ready for delivery and proposing that that date shall be the new Cancelling Date. Upon receipt of such notification the Buyers shall have the option to cancel this Agreement, provided such option is exercised in writing within two (2) Working Days from the receipt of the aforesaid notification from the Sellers. If the Buyers do not exercise the option to cancel this Agreement, the date proposed by the Sellers shall be the new Cancelling Date as if stated in Box 14.
5.	DELIVERY CONDITION (See Clause 17 hereof also)
~~(a)~~	The Sellers shall deliver the Vessel to the Buyers “As She Is” but in substantially the same condition as when the Vessel was inspected by the Buyers at the place stated in Box 9, fair wear and tear excepted. ~~, but free from outstanding recommendations and average damage affecting her present class and with all her class, national and international trading certificates clean and valid at the time of delivery.~~

(b)	Upon the Vessel being delivered to and accepted by the Buyers in accordance with this Agreement the Sellers shall have no liability whatsoever for any fault or deficiency in their description of the Vessel or for any defects in the Vessel regardless of whether such defect was apparent or latent at the time of delivery.
6.	UNDERWATER INSPECTION (See Clause 18 hereof)
~~(a)~~	~~The Sellers may deliver the Vessel without drydocking subject to the following provisions.~~

~~(b)~~	~~Prior to delivery of the Vessel the Buyers shall have the right to have divers approved by a classification society referred to in Box 5 (“the Classification Society”), carry out an inspection of the Vessel’s underwater parts below the summer load line in the presence of a surveyor of the Classification Society arranged by the Sellers. Such inspection, if any, is to be at the Buyers’ arrangement, risk and expense and is not to interfere with the Vessel’s operation and delivery schedule.~~

~~(c)~~	~~The Buyers shall give a written notice of their intention to have an underwater inspection carried out within two (2) days from the receipt of the seven (7) days notice stipulated in sub-clause (b) of Clause 4. If the Buyers fail to give such a written notice within two (2) days, they shall lose their right to have an underwater inspection.~~

~~(d)~~	~~Upon receipt of the Buyers’ notice the Sellers shall arrange with the Classification Society to carry out an underwater inspection. The cost of the underwater inspection shall be borne by the Buyers unless damage affecting the class is found, in which case the Sellers shall bear the cost.~~

~~(e)~~	~~Should any damage affecting the class be found by such divers’ inspection the following shall apply:~~
~~(i)~~	~~where the damage is of such nature that repairs are not required prior to the next scheduled drydocking by the Classification Society, then the Sellers and the Buyers shall each select a reputable shipyard in the Delivery Range stated in Box 13 or near thereto and obtain from such shipyard a quotation for the cost of repairs of the damage. Each quotation is to be for the direct repair costs of the damage only and is not to include the cost of dockage and general service expenses. The Sellers shall then have the option to either repair the damage prior to delivery of the Vessel or deliver the Vessel without the damage being repaired with a reduction from the~~

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~~Purchase Price of the estimated cost of repairs. The estimated cost of repairs shall be defined as the average of the two quotations obtained from the two shipyards;~~

~~(ii)~~	~~where the damage is of such nature that repairs are required prior to the next scheduled drydocking by the Classification Society, then the Sellers shall repair the damage at their cost and expense and to the Classification Society’s satisfaction.~~
~~(f)~~	~~In the event that the Vessel is drydocked to effect repairs of damage in accordance with sub clause (e) hereof, the Sellers shall have the right to designate the drydock place as the new delivery place if such drydock place is within the Delivery Range stated in Box 13. In such event the Buyers shall have the right to clean and paint the underwater parts of the Vessel at their risk and expense and without interfering with the work of the Sellers and a surveyor of the Classification Society and without affecting the Vessel’s delivery schedule. However if the Buyers’ work in drydock is still in progress when the Sellers have completed their work, then the additional docking period necessary for completing such work shall be at the Buyers’ risk and expense, in which event the Sellers shall have the right to tender a Notice of Readiness for Delivery on or after completion of their work.~~

~~(g)~~	~~If repairs are required in accordance with sub clause (e) hereof, then the Cancelling Date shall be extended by the corresponding time lost to effect such repairs provided that such extension shall not in any event exceed thirty (30) days.~~
7.	NOTICE OF READINESS AND LIQUIDATED DAMAGES
(a)	When the Vessel becomes ready for delivery, the Sellers shall tender to the Buyers a Notice of Readiness for Delivery (“NOR”).

(b)	The Buyers shall take delivery of ~~over~~ the Vessel within two (2) ~~three (3)~~ Banking Days after the Sellers have tendered to Buyers NOR in accordance with the terms with the terms and conditions of MOA, the date of tendering such NOR inclusive. ~~from the day of receipt of such Notice of Readiness for Delivery.~~

(c)	In the event the Buyers do not take delivery of the Vessel within the period specified above, the Buyers shall pay to the Sellers for each day of the delay up to three (3) ~~the tenth (10th)~~ days of the delay the liquidated damages as stated in Box 16. If the delay exceeds three (3) ~~ten (10)~~ days then the Sellers shall have the right to cancel this Agreement and claim damages for their losses ~~flowing~~ following therefrom.
8.	TOTAL LOSS AND FORCE MAJEUR

Should before delivery, the Vessel become an actual, constructive or compromised total loss (not being a result of an act or omission of the Sellers committed with the intent to cause such total loss or recklessly and with knowledge that such total loss would probably result therefrom), or should the Vessel not be able to be delivered before the Cancelling Date through the outbreak of war, the restraint of Governments, Princes or People, political reasons or any other cause over which the Sellers have no control, then this Agreement shall be null and void and neither party shall be liable to the other. In such event the Deposit together with interest accrued thereon, if any, shall be immediately released in full to the Buyers.

9.	TRANSFER OF TITLE AND RISK

Title and risk to the Vessel, together with everything belonging to her, shall pass to the Buyers upon both payment of the Purchase Price and delivery of the Vessel having occurred. Delivery of the Vessel shall be deemed to take place at the date and time specified in the Protocol of Delivery and Acceptance.

10.	BELONGING AND BUNKERS (See Clause 19 hereof)

~~The Sellers shall deliver to the Buyers the Vessel with everything belonging to her at the time of the superficial inspection referred to in the Box 9 including all spare parts, stores and equipment, on board or on shore, used or unused, except such things as are in the normal course of operations used during the period between the superficial inspection and delivery. The Sellers shall provide the Buyers with an inventory list at the time of delivery. Forwarding charges, if any, shall be for the Buyers’ account. The Buyers shall take over and pay the Sellers for the remaining bunkers and unused lubricating oils at the last purchased prices evidenced by supporting vouchers. Payment under this clause shall be made on or prior to delivery of the Vessel in the same currency as the Purchase Price.~~

11.	EXCLUSION FROM THE SALE

The Sellers have the right to take ashore all crockery, cutlery, linen and other articles bearing the Sellers’ flag or name, provided

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the Sellers substitute the same for an equivalent number and type of similar unmarked items. Books, cassettes and forms etc, exclusively for use by the Sellers on the Vessel, shall be taken ashore before delivery. Excluded from this sale are ~~Personal~~ personal effects of ~~the~~ Master, Officers and Crew including slop chest, log books but the Buyers have the right to take copies from Log Books for account of the Buyers, ISM manuals, Ship Security Plan (SSP), original certificates to be returned to competent authorities and hired or third party’s items listed below, ~~equipment, if any, are excluded from this sale and shall~~ which to be taken ashore ~~removed~~ by the Sellers before ~~prior~~ to delivery of the Vessel.
Hired or third party’s items of the Vessel are as follows:

LAPTOP COMPUTER	5 Units
PRINTER/COPIER MACHINE	2 Units
PRINTER	3 Units
COPIER MACHINE	1 Unit
DESKTOP COMPUTER	2 Units
SCANNER & PRINTER	3 Sets
DIGITAL CAMERA	1 Piece
POLAROID CAMERA	1 Piece
VIDEOTEL	1 Set
OXYGEN	8 Btles
ACETYLENE	4 Btles
FREON	3 Btles
12.	CHANGE OF NAME ETC.

The Buyers undertake to change the name of the Vessel and after the funnel markings upon delivery of the Vessel.

13.	ENCUMBRANCES ETC.

~~The Sellers shall deliver to the Buyers the~~ The Vessel shall be delivered free from ~~all debts,~~ mortgages, encumbrances, ~~mortgages and~~ maritime liens or any other debts or claims whatsoever at the time of delivery. The Sellers hereby undertake to indemnify the Buyers against all claims of whatever nature made against the Vessel in respect of liabilities incurred prior to the time of delivery.

14.	DEFAULT AND COMPENSATION
(a)	Should the Buyers default in the payment of the Deposit or the balance of the Purchase Price in the manner and within the time herein specified, or the Buyers otherwise fail to perform their obligations under this Agreement and such failure is not remedied within seven (7) days following receipt of a notice of default from the Sellers to the Buyers, then the Sellers shall have the right to cancel this Agreement. In such event the Deposit if already paid, together with interest accrued thereon, if any, shall be forfeited to the Sellers. If the Deposit has not yet been paid the Sellers shall have the right to receive the amount equivalent to the Deposit from the Buyers. If the Deposit or the amount equivalent to the Deposit does not cover the Sellers’ losses, the Sellers shall have the right to claim further compensation from the Buyers to recover such losses.

(b)	Should the Sellers default in the delivery of the Vessel with everything belonging to her in the manner and within the time herein specified, or the Sellers otherwise fail to perform their obligations under this Agreement and such failure is not remedied within seven (7) days following receipt of a notice of default from the Buyers to the Sellers, then the Buyers shall have the right to cancel this Agreement. In such event the Buyers shall have the right to be paid the amount equivalent to the Deposit by the Sellers and the Deposit, if already paid, together with interest accrued thereon, if any, shall be released to the Buyers. If the amount equivalent to the Deposit does not cover the Buyers’ losses the Buyers shall have the right to claim further compensation from the Sellers to recover such losses.
15.	ARBITRATION

Any and all disputes arising out of or in connection with this Agreement shall be submitted to arbitration held in Tokyo at the Tokyo Maritime Arbitration Commission (“TOMAC”) of The Japan Shipping Exchange, Inc. in accordance with the Rules of TOMAC and any amendments thereto, and the award given by the arbitrators shall be final and binding on both parties. Japanese law is to apply.
The Guarantor
FREESEAS INC.

/s/ Ion Varouxakis

By:	Ion Varouxakis
Title:	Director
Attorney-in Fact

16. Payment:
The Buyers shall remit a deposit of ten (10) per cent (%) of the Purchase Price (“10% Deposit’) by telegraphic transfer (“T/T”) to an account in the joint name of the Sellers and Buyers at a Bank in Japan to be nominated by the Sellers (“Sellers’ Bank”) which 10% deposit shall be confirmed as lodged at the Sellers’ Bank within three (3) banking days (being days on which banks are open for the transaction of business in Japan and U.S.A. (“Banking Days”)), from the date of Buyers’ signing of an agreed Memorandum of Agreement (“MOA”) by fax or on the scanned copy by e-mail which Buyers’ fax or scanned signature shall be completed within two (2) working days (Saturday, Sunday and Holidays excluded) after Sellers dispatching Sellers’ signed agreed MOA by fax or by e-mail to the Buyers.
The balance of ninety (90)% of the Purchase Price together with estimated amount of Bunkers (i.e. IFO/MDO) and Lubricating Oils to be remaining on board based on joint by master’s and Buyers’ reps measurement figures if Buyers’ rep is on board the Vessel at time of measurement and other money payable by the Buyers to the Sellers under the MOA (“Balance Money”) shall be remitted by the Buyers by T/T to an account in the name of the Buyers at the Sellers’ Bank or shall be remitted by Buyers’ financers in their name by Swift Message directly to the Sellers’ Bank not later than three (3) banking days prior to the expected date of delivery of the Vessel.
Both the 10% Deposit and the Balance Money shall be released/paid to the Sellers by the Sellers’ presentation to the Sellers’ Bank of either an original or fax copy or photocopy of the “Protocol of Delivery and Acceptance” duly signed by both the Sellers and the Buyers authorized representatives only at the time of delivery of the Vessel.
Interest on 10% Deposit and the Balance Money, if any, shall be for Buyers’ account. Any charges from the Buyers’ bank including intermediate bank(s), if any incurred for remitting the 10% Deposit and the Balance Money shall be for the Buyers’ account. Any fees including holding/lifting charges for both 10% Deposit and Balance Money requested by the Seller’s Bank shall be equally shared by the Sellers and the Buyers.
The Buyers shall promptly sign and arrange those documents as reasonably requested by the Sellers’ Bank in order to open/close those accounts required for above monetary transaction.
17. Delivery Condition
The Vessel has been accepted by the Buyers as a result of their inspection of the Vessel at Hualien, Taiwan on 16th February 2008 and the Vessel’s class records, therefore this sale is outright without further inspection by the Buyers and/or any other parties on or before delivery of the Vessel except divers’ inspection as provided in clause 18 hereof and subject only to the terms and conditions to this agreement.
The burden of proof as to any difference in condition, if any between the time of the Buyers’ inspection and the time of delivery of the Vessel shall always rest with the Buyers. The delivery of the Vessel shall be upon completion of the discharging operation without hold cleaning. The Vessel is to be placed to dry dock for passing her 5th years’ special survey prior to the delivery.
All of her class certificates, national and international trading certificate shall be delivered as they are but shall be clean, unextended and valid for minimum one (1) month at the time of delivery.
Seller shall also provide Buyers with Class Maintenance Certificate to be issued by Class NK dated not more than five (5) working days (Saturday, Sunday and holidays excluded) prior to the

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expected date of delivery showing that, on the basis of the review of the survey records filed in the Class’ head office, there is no outstanding recommendations.
18. Underwater Inspection
The Sellers may deliver the Vessel without drydocking, however, the Buyers shall have a right to carry out, at Buyers’ risk and account, an inspection of underwater parts of the Vessel, always without interference with the Vessels’ operation/schedule, by the divers approved by present class in the presence of the class surveyor and the Buyers’ and Sellers’ representatives at the delivery port as soon as practically possible after the Vessel entered in delivery port provided that the Buyers declare to exercise such right with confirmation of their appointed divers company’s full style latest by seven (7) days prior to the expected date of readiness for delivery.
If Class judges that the conditions at the port of delivery are unsuitable for such inspection, the Sellers shall make the Vessel available at a suitable alternative place near the delivery port.
The extent of the inspection and the conditions under which it is performed shall be to the satisfaction of the class.
Diver shall be appointed by the Buyers and class surveyor shall be appointed by the Sellers both at the Buyers’ account.
If any damage affecting present class be found out in underwater parts of the Vessel but the class approved postponement of repair of such damage up to next class periodical drydock, then the Sellers shall have the option to repair same to class’ satisfaction or to make monetary settlement based on quotation issued by reputable shipyard mutually agreed near to delivery place.
It is understand by the Sellers and the Buyers that the amount of monetary settlement is confined to direct repair cost only and does not include indirect cost such as dry docking fee, general expenses, deviation fee and off hire etc.
If present class requires repair of such damage prior to next class periodical drydock, the Sellers shall repair it up to class’ satisfaction at the Sellers’ account immediately. In such case, the line 146-166 NIPPONSALES 1999 shall be reinstated with logical amendments and the Cancelling Date shall be extended by the corresponding number of days lost due to such repair including drydocking, waiting time for dry docking and deviation, if any.
In the event that the Vessel to be drydocked in accordance with this clause, the Buyers have the right to clean and paint the underwater parts at the Buyers’ risk and account, subject to the Sellers’ consent which is not to be unreasonably withheld, without interference with the Sellers’ and/or class surveyors’ works whilst the Vessel is in drydock. If the Buyers’ work is not completed by the time that the Sellers’ have completed their works, then the Sellers shall have the right to tender NOR and deliver the Vessel to the Buyers while the Vessel is still in drydock. Any extra time incurred in drydock by reason of the Buyers’ works shall be for the Buyers’ risk and account.
19. Belongings and Bunkers

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The Vessel shall be delivered to the Buyers with everything belonging to the Vessel on board, ashore and on order, if any, including spare parts, broached and unbroached stores, provisions, radio equipments and navigational aids at the time of delivery. Spare parts shall be at least as per present class minimum requirements applicable to the Vessel.
The Vessel has neither spare propeller nor spare tail-end shaft.
The Buyer shall take over and pay extra only for Bunkers (i.e. IFO/MDO) and unused lubricating/hydraulic/grease oils remaining on board at the time of delivery. Remaining Bunkers to be paid at the Sellers’ last net purchase price supported by vouchers or latest time charterers’ re-delivery invoices and/or agreement, and lubricating/hydraulic/grease oils to be paid at the Seller’s net purchase prices supported by suppliers’ vouchers. Exact quantities of the remaining Bunkers and lubricating/hydraulic/grease oils at the time of delivery shall be fixed beforehand by and between the Sellers’ and the Buyers’ representatives on basis of following joint measurement to be carried out on the date mutually agreed by the Sellers and the Buyers but well in advance of delivery of the Vessel and estimation of consumption till delivery latest by three (3) days prior to the expected delivery date of the Vessel.
All plans/drawing/instruction manuals (excluding SSP and ISM manuals) which are on board shall be delivered to the Buyers “as they are” upon delivery of the Vessel at no cost to the Buyers.
All plans/drawings/instruction manuals (excluding SSP and ISM manuals) which are kept in the Sellers’ office shall be dispatched to the Buyers’ designated place after delivery of the Vessel at Buyers’ account.
20. Familiarization:
After MOA duly signed and the 10% Deposit duly lodged, the Buyers have the right, at the Buyers’ risk and account, to place maximum two (2) representatives on board the Vessel from final loading port to delivery port strictly as observers only for the purpose of familiarization without interference with the Vessel’ operation/schedule.
The Buyers shall sign and submit to the Sellers a letter of indemnity in the Sellers’ form before the Buyers representatives’ embarkation. The Buyers representatives themselves also shall sign and submit to the Vessel’s master another letter of indemnity in the Sellers’ form upon embarkation.
The Buyer shall pay to the Sellers at the time of delivery US$10./day/person as victualling/accommodation fee and the Buyers shall also pay to the Sellers other expenses born by the Buyers’ representatives at the time of delivery/closing. Communication charge used by Buyers representatives shall be settled on actual base at the time of delivery/closing.

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21. Confidentiality:
All details of this transaction shall be kept strictly confidential among the parties concerned.
This provision shall not apply to disclosures to Sellers’ bank. Buyers’ bank and Buyers’ public filing to the US Securities and Exchange Commission.
END OF MOA

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